                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February 2004

                         Commission File Number: 1-14836

                                     ALSTOM
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                  Form 40-F
                -----                         -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                            No   X
         -----                          -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                            No   X
         -----                          -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                            No   X
         -----                          -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press release dated  February 9, 2004,  "French  Railways Award ALSTOM
Two Contracts Worth 207 Million Euros"

Press release dated February 11, 2004, "French National Railway Orders
400  Diesel  Locomotives  Worth  836  Million  Euros  from  ALSTOM-Led
Consortium"

Press  release  dated  February  16,  2004,  "ALSTOM Wins €100 Million
Environmental Control Systems Order in US"

Press release dated February 18, 2004

ALSTOM's Consolidated Cash Quarterly Statement as of 31 December 2003,
as filed with the Commission des Opérations de Bourse

                               SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                               ALSTOM

Date: February 20, 2004                    By: /s/ Philippe Jaffré
                                               ---------------------------------
                                               Name: Philippe Jaffré
                                               Title: Chief Financial Officer

                                                                 9 February 2004

                FRENCH RAILWAYS AWARD ALSTOM TWO CONTRACTS WORTH
                               207 MILLION EUROS

SNCF (Société  Nationale des Chemins de Fer),  France's  national  railway,  has awarded ALSTOM two orders worth a total of 207 million euros.

Locomotives for passenger service in the Paris region
In a contract worth 170 million euros,  ALSTOM will supply SNCF with 60 electric locomotives.  They are scheduled to begin passenger service in the Ile de France region around Paris in the spring of 2006.

From  ALSTOM's  PRIMA  family and  similar to the 210 freight  locomotives  that
ALSTOM is currently  delivering to the SNCF, the  locomotives  have been adapted for the requirements of passenger service in Ile de France.

ALSTOM  will  assemble  the  locomotives  at its site in Belfort,  France,  with components  coming from  ALSTOM  sites in Tarbes,  Villeurbanne,  Le Creusot and
Ornans.

Renovation of regional trains
The second order is for the renovation of regional  trains,  in a contract worth
48 million  euros  awarded to an ALSTOM-led  consortium.  ALSTOM's  share of the contract is 37 million euros.

The renovation  includes the  installation  of  air-conditioning  in the trains, which are called Z2 by SNCF,  and a new  design of the  interior  and  passenger amenities. ALSTOM will lead the project and supply the major equipment.

ALSTOM's consortium  partner,  Cannes La Bocca Industries (CLBI), will carry out the renovation work for 20 trains in its facilities.

ALSTOM will also supply SNCF with equipment for the renovation of 51 trains that the SNCF will carry out in its own workshops.

Delivery of the renovated  trains and of the equipment for the  renovation to be carried out by SNCF is scheduled to be complete by March 2008.

"As a long-standing  partner of SNCF, ALSTOM shares its commitment to continuous improvement of service for its passengers," said Philippe Mellier,  president of
ALSTOM  Transport.  "The new PRIMA  locomotives will join an Ile de France fleet that already  includes nearly 400 double-deck  passenger  trains in service that
ALSTOM has delivered.  For the renovation project, ALSTOM will put into place an industrial plan that has proved  successful in a program for renovation of other
French regional trains."

Press Relations :       S. Gagneraud / G. Tourvieille
                        Tel. 01 47 55 25 87 internet.press@chq.alstom.com

Investor Relations :    E. Chatelain
                        Tel. 01 47 55 25 78
                        investor.relations@chq.alstom.com

                                                                11 February 2004

              FRENCH NATIONAL RAILWAY ORDERS 400 DIESEL LOCOMOTIVE
               WORTH 836 MILLION EUROS FROM ALSTOM-LED CONSORTIUM

The French  national  railway  company,  SNCF (Société  Nationale des Chemins de
Fer),  has  awarded  ALSTOM and  Siemens a contract  worth €836  million for the supply of 400 diesel locomotives. ALSTOM's share of the order is €489 million.

The contract includes an option for an additional 100 locomotives. If the option is exercised, the total value for the 500 locomotives would exceed €1 billion.

ALSTOM and Siemens  will  execute this  contract in  consortium,  with ALSTOM as leader.

The order is part of an SNCF  program  for the  renewal  of its  freight  fleet.
Delivery is scheduled to begin in mid-2006, with service beginning the same year on the French and German networks.

ALSTOM will assemble the locomotives at its site in Belfort, France. ALSTOM will supply the mechanical  equipment for the locomotives and Siemens will supply the electrical equipment and part of the chassis.

"This  very  significant  order will serve to  enhance  ALSTOM's  expertise  and capacity for locomotive production in France," said Philippe Mellier,  President of ALSTOM Transport.  "We are honored to lead another significant  rolling-stock project for SNCF. We trust that these  locomotives will play a major part in the renaissance of freight by rail in France and throughout Europe."

Press relations:    S. Gagneraud / G. Tourvieille
                    (Tél. +33 1 47 55 25 87)
                    internet.press@chq.alstom.com

Investor relations: E. Chatelain
                    (Tél. +33 1 47 55 25 33)
                    Investor.relations@chq.alstom.com

                                                                16 February 2004

                           ALSTOM WINS A €100 MILLION
                    ENVIRONMENTAL CONTROL SYSTEMS ORDER IN US

ALSTOM,  in consortium  with Stone & Webster Inc.,  has entered into an alliance agreement  with Duke Power to  progressively  retrofit four power  stations with
Flue Gas  Desulphurisation  (FGD) Systems to control sulphur dioxide  emissions.
This total programme is valued at around €1 billion.

Under the terms of the  alliance  agreement,  Duke  Power  has now  awarded  the
Consortium a firm contract,  valued at over €280 million,  to retrofit the first of these four power stations; Marshall Steam Station in North Carolina. ALSTOM's share of the  contract  is valued  at over €100  million.  ALSTOM  will  design, engineer  and procure the process  island  (scrubber) - the  technology  used to remove  sulphur  dioxide  from power plant  emissions - and Stone & Webster will perform  balance-of-plant  design,  engineering  and  procurement,  as  well  as construction services for the scrubber installations.  Work will commence on the
Marshall Steam Station in February 2004 and is scheduled for completion in 2007.

The alliance agreement envisages retrofit by the Consortium of a total of twelve units (6,600 MW) at four power  stations  which are owned by Duke Power,  a Duke
Energy  company.  The other stations  targeted for  retrofitting  under this FGD
Retrofit  Program are the Belews Creek,  Allen and  Cliffside  stations in North
Carolina.

ALSTOM and Stone & Webster formed the consortium in December 2002 to execute the
Phase I and Phase II  engineering  and  planning  for Duke  Power's FGD Retrofit
Program.  Services already performed  included  investigative  studies to define
Duke Power's air  emissions as well as  development  of the optimal plant design for the power stations to be retrofitted.

"This  contract   confirms  our  leading  position  in  the  growing  market  of environmental  controls"  says  Philippe  Joubert,  President of ALSTOM's  Power
Environment Sector.

Press relations:    G. Tourvieille/S. Gagneraud
                    (Tel. +33 1 47 55 23 15)

Investor relations: E. Chatelain
                    (Tel. +33 1 47 55 25 33)

                                                                18 February 2004

                                  PRESS RELEASE

Following an analyst report published this morning, Patrick Kron, Chairman and
CEO of ALSTOM commented :

" We are aware of the allegations regarding ALSTOM's pricing policy made by a competitor, that we obviously deny.

Two specific contracts have been mentioned in this report:

-A Chilean rail  contract ; ALSTOM has had several  successes in Chile in recent years,  based  on a  technically  superior  offer  and in  particular,  low cost
Brazilian  manufacturing.  The offers  submitted  by this  competitor  were,  we believe, based on European  manufacturing,  which most observers would recognise as more costly. Our net margin on these projects is clearly positive and in line with ALSTOM Transport's profitability objectives.

-The order announced recently for heavy-duty gas turbines in Spain; this was won in the face of intense pressure by international competitors and the company has made no secret of the fact that it was priced  aggressively.  This allegation is part of a wide ranging campaign  attempting to prevent ALSTOM from reintroducing its GT26 in the market,  as illustrated  by  competitors'  predatory  pricing on projects targeted by ALSTOM.

Such surprising comments made by a competitor highlight the current successful commercial recovery of ALSTOM, due to the quality of our products and the increasing confidence of our customers."

Press relations:    G. Tourvieille/S. Gagneraud
                    (Tel. +33 1 47 55 23 15)

Investor relations: E. Chatelain
                    (Tel. +33 1 47 55 25 33)

ALSTOM consolidated cash quarterly statement as of 31 December 2003

                                                        At 30        At 31
                                       At 30 June   September     December
(in euros million)                           2003        2003         2003

Current assets ( Maturity‹ 1 year)
Loans / Deposits                               66          96          110
Inventories and contracts in
progress, net                               4 231       3 744        3 750
Trade receivables, net                      4 633       4 686        4 313
Other accounts receivables, net             2 533       2 602        2 500
                                                0           0            0
    . Short term investments                   88          69           74
    . Cash and cash equivalents             1 232       1 671        1 235
Total                                      12 783      12 868       11 982

Current liabilities ( Maturity‹ 1
year)
Bonds                                         550         550          550
Other borrowings and financial debts        3 319       2 416          945
Commercial paper                               95         720          320
Customers' deposits and advances            3 213       3 085        3 023
Trade payables                              4 184       4 132        3 806
Accrued contract costs and other
payables                                    4 453       4 956        4 618
Total                                      15 814      15 859       13 262

Short term cash position                   -3 031      -2 991       -1 280

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